OMNEON, INC.
1237 E. Arques Avenue
Sunnyvale, California 94085
(408) 585-5000

March 17, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	David Ohrlic
Division of Corporate Finance

	Re:	Omneon, Inc. (the “Registrant”)
Registration Statement on Form S-1 (Registration No. 333-139748)

Dear Mr. Ohrlic:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby applies for an order consenting to the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-139748, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2006. In light of current market conditions, the Registrant has determined not to effect the initial public offering to which the Registration Statement relates at this time.

Please be advised that no shares of the Registrant’s common stock were sold in connection with the proposed initial public offering.  Although it has no current plans to do so, the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Upon grant of the Commission’s consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for the Registration Statement.

If you have any questions regarding the foregoing application for withdrawal, please contact Jeffrey Vetter at (650) 335-7631.

OMNEON, INC.

By:	/s/ Laura Perrone
Laura Perrone
Chief Financial Officer